1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS THIRD QUARTER RESULTS

November 16, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”) (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the third fiscal quarter which ended September 30, 2010.

Highlights at its nearly-completed Burnstone Project in South Africa include:

  on-site metallurgical plant commissioning underway;

  achieved first gold pour on October 31, 2010; and

  completed vertical shaft equipping and licensing of hoists and infrastructure.

Highlights at its Hollister Project in Nevada, USA, include:

  improved performance for both trial mining and Esmeralda mill processing;

  14% increase in Measured and Indicated resource to 1.6 million gold equivalent ounces (Au eqv oz)1 ; and

  bonanza grades encountered in trial mining at Blanket Zone.

Earnings for the quarter were negatively impacted by extraordinary charges that included a CDN$7 million fair value charge on the zero-cost-collar hedge program executed in August 2010, a stockpile adjustment of CDN$1.3 million and a negative adjustment of CDN$3 million to revenue following the completion of the milling campaigns. Excluding these charges results in an adjusted loss per share of CDN$0.03, which is a 67% improvement on the CDN$0.05 loss per share reported in the third quarter of 2009.

Hollister Project

The Company sold 13,702 Au eqv oz2 recovered through its trial mining activities during the quarter. A CDN$3.1 million negative adjustment upon completion of milling of Hollister ore at Newmont facilities and a further adjustment related to the stockpiles were recorded in the quarter, resulting in a net revenue of CDN$12 million. The refurbishment project at the Esmeralda mill was completed during the quarter, following a 3-week shutdown of the mill in July 2010, which had a negative impact on the mill capacity, recoveries and cash production costs. Cash production costs amounted to CDN$854 per Au eqv oz for the quarter. Mill throughput at Esmeralda has subsequently improved to exceed 9,000 tons per month, and cash production costs have decreased to less than CDN$600 per Au eqv oz for the months of September and October 2010.

Contained Au eqv oz extracted through trial mining activities decreased by 22% quarter-on-quarter: Ore tons extracted during the quarter were marginally lower (803 tons). The average grade of 1.07 Au eqv oz per ton (36.8 g/t) of the material extracted (Q2 2010: 1.33 Au eqv oz/ton) was the main contributor to the decrease in contained Au eqv oz extracted. The average grade of the material extracted during the quarter was in-line with Q1 2010 and the average grade achieved in 2009, whereas the average grade of material extracted in Q2 2010 was higher than the norm.

The Esmeralda mill’s recoveries improved by 5% to 87% for gold and by 11% to 66% for silver. A total of 19,611 tons were processed in the quarter, with a recovery of 16,778 Au eqv oz. Performance is expected to improve further as the optimization project in the mill has now been completed.

On September 30, 2010, the ore stockpile contained 10,879 tons with an estimated metal content of 7,717 Au eqv oz, which includes 4,769 tons containing an estimated 850 Au eqv oz that was delivered to the Jerritt Canyon mill in 2008. The latter material will be treated in the fourth quarter and our need for third party milling arrangements will be concluded.

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1 At a 0.25 oz/ton cut-off, measured and indicated resources are 1.12 million tons grading 1.305 oz/ton gold and 10.3 oz/ton silver. For further details see Great Basin news release dated September 9, 2010.
2 Gold equivalent ounces here and elsewhere in this document are calculated using a gold price of US$1,000 per ounce and a silver price of US$15 per ounce.

During the third quarter, trial stoping on the Clementine #18 vein progressed upwards to the unconformity horizon with overlying Tertiary volcanic strata. Lift 43 followed the structures controlling vein #18 at depth, and exposed these structures in heavily clay and iron oxide altered volcanic tuffs. Spectacular channel sample results, averaging 270 oz/ton gold (9,277 g/t) undiluted and 66.4 oz/ton gold (2,404 g/t) diluted over the 3.5 -foot stope width were received along the entire 180 feet (~55 meters) of strike exposure (see Great Basin news release dated November 9, 2010).

The dimensions of this zone of mineralization are being established through a combination of short diamond drill holes and underground cross-cut and raise excavations. Previous work on the Blanket zones elsewhere in the mine was based on drilling. Individual assays range from 0.1 to 17 oz/ton gold (3.4 to 582.9 g/t) and intersections are generally broad zones with geometry of approximately 30 feet in thickness, 200-300 feet in length and 50-100 feet in width. These tend to occur in tuffaceous zones (which are more permeable) at or close to the base of the volcanic units. There is a clear relationship between these very high grade zones (that exist within these grade shells) and the underlying structures that control epithermal vein gold and silver mineralization.

Burnstone Project

For Burnstone, development costs of CDN$67 million were capitalized in the quarter compared to CDN$69 million in the quarter ended June 30, 2010. Pre-operating expenses of CDN$20 million for the quarter are included in the capitalized development cost due to the project not achieving commercial production. As the bulk of the expenditures relating to the construction of the Burnstone mill have now been completed and the focus has moved to development accessing mining areas, capital expenditures are expected to be lower, approximately CDN$45 million, in the fourth quarter.

After being connected to the national power grid on August 8, 2010, electrical reticulation to the general surface infrastructure, vertical shaft, underground infrastructure, ventilation shafts and the metallurgical plant was successfully completed. Good progress is being made with the metallurgical plant with the crusher section, Semi Autogenous Grinding and ball mills, gravity circuit and first three Carbon-In-Leach tanks commissioned. The current focus is completion of the carbon, cyanide, elution and gold room commissioning. The first gold pour took place on October 31, 2010 from gold recovered through the gravity circuit.

Good progress also continues to be made with the development of surface and underground infrastructure with shaft equipping to surface completed during August. After completion of the shaft loading bins, conveyors and other equipment, hoisting commenced in the shaft on November 2, 2010.

At November 10, 2010, a total of 15,842 feet (4,830 metres) of on-reef development has been completed and good continuity continues to be shown in the exposed reef. The Long Hole Stoping trials are progressing well and the rate of mining is increasing as more mining areas become available. The focus in Block B is on establishing more stopes, while activities in Block C Middle and Upper are mainly focused on reef development; these additional access points will allow for an increase in opening up higher grade mining areas. A total of approximately 192,000 tonnes has been accumulated on the ore stockpiles, which is being used for mill commissioning.

Corporate

By October 15, 2010, approximately 57.5 million warrants (strike price of CDN$1.60) had been exercised, resulting in CDN$92 million being added to treasury.

President and CEO Ferdi Dippenaar commented: “The third quarter results contain a number of out of the ordinary activities, including the completion of the third party milling campaigns. These matters have now all been dealt with and we can look forward to a much improved performance from our Nevada operations in the fourth quarter. It will be the first period for which we will report results as one operational unit, with all of the material extracted processed though our own mill. This will more accurately reflect our cash cost structure and ensure full exposure to the gold price by eliminating the impact of toll milling and ore purchase agreements. We also expect more information on the extent of tonnage and grades in the higher grade area above Clementine Vein #18.

“Although good progress was made with the commissioning of the metallurgical plant at our Burnstone Project in South Africa, the impact of receiving the supply of electricity four months later than anticipated has had a negative impact on our production plans, with a maximum of 10,000 ounces now expected to be sold in 2010. Our estimates for 2011 have not been affected.”

Great Basin is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on bringing two mines in the world’s two richest gold producing regions into production. The Hollister gold project is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine is located in the Witwatersrand Basin goldfield of South Africa.

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
  operating and technical difficulties in connection with mining development activities;
  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
    expected effective future tax rates in jurisdictions in which our operations are located;
    the protection of the health and safety of mine workers; and
    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
  changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.